BELL, BOYD & LLOYD PLLC                       1615 L STREET NW, SUITE 1200
                                              WASHINGTON, DC 20036-5610
                                              202.466.6300 FAX 202.463.0678

                                              OFFICES IN WASHINGTON, D.C AND
                                              CHICAGO


STACY H. WINICK
202.955.7040
swinick@bellboyd.com
DIRECT FAX: 312.827.8188

                                          March 10, 2006

Mr. Owen Pinkerton
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Dear Mr. Pinkerton:

                   Nuveen Commodities Income and Growth Fund
             Nuveen Commodities Income and Growth Master Fund LLC
                                  333-130360
                                 333-130360-01

   This letter responds to the comments contained in your letter dated January 13, 2006, regarding the initial registration statement on Form S-1 of Nuveen Commodities Income and Growth Fund (the "Fund") and Nuveen Commodities Income and Growth Master Fund LLC, as co-registrant (the "Master Fund"). For convenience, each of your comments is repeated below, with responses immediately following.

   The response to each of these comments is included in pre-effective amendment no. 1 which was filed with the SEC on the date of this letter. A copy of that amendment, marked to show changes from the registration statement as originally filed, is enclosed for your convenience.

1. Comment: We note that you have omitted a great deal of information that is either currently available to the pool or that materially affects the ability of the pool to conduct the proposed offering. For example, we note that you have included no disclosure regarding the specific fees the pool will pay, break-even disclosure or capsule performance data for Gresham. Please provide this information in your next amendment. Further, include the financial statements required by Form S-1.

   Response: Agreed. The financial statements will be included in a subsequent filing as soon as they are available.

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 2

2. Comment: Please tell us supplementally why you believe your proposed operations will not subject you to regulation as an investment company under the Investment Company Act of 1940.


   Response: The Fund invests all of its assets in a Master Fund (for purposes of this comment, the Fund and Master Fund are collectively referred to as "the Fund"). The Fund is not subject to regulation as an investment company under the Investment Company Act of 1940 because the Fund is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, and, as a result, is not an investment company under
Section 3(b)(1) of the 1940 Act. We believe that the Fund is primarily engaged in the business of a commodity pool, and that this conclusion is supported by an analysis of the Fund's structure and operations under established standards enunciated by the staff of the Division of Investment Management in the Managed Futures Association no-action letter (pub. avail. July 15, 1996) ("MFA") and the Peavey Commodity Futures Fund no-action letter (pub. avail. June 2,
1983)("Peavey").

   In Peavey, the SEC staff stated that they would not consider an entity to be subject to SEC jurisdiction under the Investment Company Act if it was directly or indirectly primarily engaged in the business of investing in futures (even if those futures were considered to be securities and subject to SEC jurisdiction). In discussing its reasoning, the SEC staff recognized that the traditional analysis for assessing an entity's status for Section 3(b)(1) purposes may not reveal the primary nature of a commodity pool's business. Instead the SEC staff articulated an alternative test for commodity pools, stating that in making the Section 3(b)(1) determination, "...[the staff] would consider of first importance the area of business in which the entity anticipates the realization of the greatest gains and exposure to the largest risks of loss." In Peavey, the SEC staff also clearly recognized that in determining a commodity pool's "primary business" for purposes of assessing its status under the 1940 Act, a pool's cash reserves and margin deposits, often in the form of government securities, do not indicate the primary nature of the pool's business. Indeed, the Peavey letter stressed that a pool with even more than 50% of its assets in securities would not necessarily indicate that the pool is primarily engaged in investing in securities so as to constitute an investment company.


   In MFA, the SEC staff considered the status under Section 3(b)(1) of a commodity pool that invests all of its assets in other commodity pools. After citing the Peavey test, the SEC staff further refined its analysis of the applicable Section 3(b)(1) determination, stating as follows:

   In our view, therefore, a commodity pool's primary business should be deemed to be investing or trading in commodity interests if, (1) the pool looks primarily to commodity interests as its principal intended source of gains,
   (2) the pool anticipates that commodity interests present the primary risk of loss, and (3) the pool's historical development, public representations of policy (in its prospectus or offering circular and in marketing materials), and the activities of those charged with management of the pool demonstrate that the pool's primary business is investing or trading in commodity interests, rather than securities.

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 3


   Evaluating the Fund under the standards established by MFA and Peavey reveals that the Fund is primarily engaged in a business other than investing in securities and, thus, is not an investment company under Section 3(b)(1) of the 1940 Act. As structured, the Fund primarily will purchase futures and forward positions in a group of tangible commodities that will have an aggregate notional value approximately equal to the total net assets of the Fund. Additionally, the Fund will moderate the risks associated with its commodity investments and generate positive net cash flow through writing calls and buying puts on commodity interests. Because of the nature of commodity trading, only a small portion of the value of a futures or forward contract is necessary to be maintained with the broker or counterparty as a good faith deposit toward performance of the contract. Consequently, as with all commodity pools pursuing these types of strategies, the Fund will maintain large cash reserves that are necessary to secure or margin its futures and forward transactions. Moreover, these cash reserves, which are expected to normally constitute, on average, in excess of 80% of the Fund's assets, will be invested in short-term, investment grade, debt instruments, as these monies are subject to the demand for margin by commodity brokers in the event of price changes in the Fund's long futures and forward positions. Accordingly, the Fund's investments of its cash reserves in debt instruments is strictly incidental and corollary to its transactions in commodity interests.

   With respect to the realization of gains, the Fund's manager anticipates that the Fund's long commodity positions will account for nearly all of the Fund's short-term and long-term gains and its commodity call option writing will thereby largely determine its total return. As for the potential for loss, the Fund's greatest exposure results from the Fund's long futures and forwards positions on commodity interests. Although the Fund's strategy seeks to mitigate this risk through the purchase of out-of-the-money puts on commodity interests (which protects against a significant decline in value of these positions), the Fund's long commodity positions are expected to constitute nearly 100% of the Fund's aggregate loss exposure.

   The Fund, of course, will have some potential to realize gains and losses based on debt instruments purchased with those cash reserves that are not used to purchase put options on groups of commodities or commodity indices. However, the Fund's risk exposure from fluctuations in the value of these debt instruments is minimal relative to the Fund's total risk exposure, due to the high credit quality and short-term maturities of these securities. For these same reasons, the potential for gains from these securities also is limited, particularly relative to the potential gain from the Fund's commodity interest positions.


   With regard to the remaining MFA factors, we note that the Fund's prospectus
(1) clearly states that the Fund is a commodity pool and that the manager is a registered commodity pool operator subject to regulation by the CFTC and NFA and (2) includes detailed risk factors clearly disclosing that the primary risk of loss associated with this Fund relates to the proposed investments in the commodity markets. Finally, the Fund will be marketed as a commodity pool and not as an investment company.

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 4

   Based on the Fund's structure, its potential for the realization of the greatest gains from the commodity investments and its exposure from those investments to the largest risk of loss, and its public representations, we believe that under the MFA and Peavey standards, the Fund is a classic example of a commodity pool that may have a significant portion of its assets invested in securities, but, under Section 3(b)(1) of the 1940 Act, nonetheless is primarily engaged in a business other than that of an investment company.

3. Comment: Please revise throughout the prospectus to provide disclosure substantially similar to the disclosures that would be required by Industry Guide 5 if real estate limited partnership units were being registered. For example, your revisions should include a narrative discussion under an appropriate major heading of the manager's and subadvisor's experience over the past ten years similar to that required by Item 8A of Guide 5, which includes, among other things, a description of any major adverse business developments and conditions that were experienced by prior programs. In addition, please revise the cover page to briefly discuss the most material risks to shareholders of an investment in your securities.

   Response: Agreed. In addition, the cover page has been revised to include risk disclosure language.

4. Comment: Please confirm that your shares have been approved to trade on a stock exchange. If not, revise your disclosure to indicate, if true, that you have applied to have your shares quoted or listed for trading rather than "will be" listed for trading. Further, revise to identify the exchange in which you intend to trade your shares.

   Response: The Fund has begun the process to apply to have its shares listed for trading on the American Stock Exchange. The prospectus has been revised accordingly to indicate that application for listing has been made.

5. Comment: Please disclose why you decided to employ the master-feeder structure for the pool rather than structure it as a traditional commodity pool that does not employ a master fund and discuss the benefits or detriments of this structure to investors.

   Response: The Registrants determined to employ the master-feeder structure for the pool because it permits the Fund, as a grantor trust, to issue to its owners an information statement for federal tax purposes that is based on a Form 1099, rather than an information statement characterized as a "Schedule K-1," although the information statement will be supplemented by further information reflecting the Master Fund's tax status as a partnership. It is anticipated that potential investors in the Fund would be more receptive to the Form 1099-type of tax reporting than to a conventional Schedule K-1 that would be issued directly by the Master Fund in the absence of a master-feeder structure. A discussion of the tax reporting is included in the summary on page 9 under "U.S. Federal Income Tax Aspects" and in the body of the document on page 58 under "Federal Income Tax Consequences - Certain U.S. Federal Income Tax Consequences to U.S. Taxpayers." There are additional costs associated with using this particular master-feeder structure (such as the expenses associated with having a trustee - in this case, Wilmington Trust

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 5

Company), but the Registrants do not believe those costs are material or will negatively affect shareholders. The following sentence has been added to page 23 of the prospectus under "The Master Fund's Investments."

   The Fund determined to employ a two-tierd, "master-feeder" structure in order to permit the Fund, as a grantor trust, to issue an IRS Form 1099 supplemented by additional tax information relating to the Master Fund's tax status as a partnership. See "Federal Income Tax Considerations." There are additional costs associated with using a master-feeder structure (such as the expenses associated with having a Delaware Trustee) but the Fund does not believe these costs are material or will negatively affect shareholders.

6. Comment: Please revise to indicate the factors considered in determining the offering price. Refer to Item 505 of Regulation S-K.


   Response: Because the Fund has no history of operations (and there has been no public market for the shares), the offering price was not based on an intrinsic value or on other fundamental factors. The offering price was set by the Fund in a manner substantially similar to other public offerings of commodity pools. Because there are no material factors underlying how the offering price was determined, it is proposed that no additional disclosure be added to the prospectus.


7. Comment: Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

   Response: Agreed. These materials (which will present a balanced discussion of both the risks and rewards of investment in the Fund consistent with the prospectus) will be forwarded to you as soon as they are available.

8. Comment: Your prospectus contains many defined terms, legalese and dense, embedded lists that make it more difficult to read. Reduce your over-reliance on defined terms, legalese and embedded lists of dense information. As you revise your document, consider minor changes that would make the material information clear, concise, and more understandable. For example, a shortened version of a full name is often clear from context, as are commonly known acronyms. In addition, please refrain from capitalizing terms that are clear from their plain meaning, including, without limitation, "Shares."

   Response: Agreed. Appropriate changes have been made throughout the document.

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 6

Prospectus Cover Page

9. Comment: Please restrict the disclosure found on the cover page to that which is required by Item 501 of Regulation S-K, Release No. 33-6900 and information that is key to an investment decision.

    Response: Agreed. The cover page has been revised accordingly.

10. Comment: Please ensure that your cover page does not exceed one page. See 501(b) of Regulation S-K.

    Response: Agreed. The cover page has been revised accordingly.

11. Comment: Please disclose on the cover page that investors must purchase a minimum of 100 shares in this offering. In addition, please identify your subadvisors on the cover page and their affiliations, if applicable, to the pool.

    Response: Agreed. The cover page has been revised accordingly.

Special Note Regarding Forward-Looking Statements, page iii

12. Comment: Please remove your statement that "neither the Manager nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements." In addition, please relocate this section as well as the section entitled, "Patent Application Pending" so that they appear in the body of the prospectus.


    Response: Agreed. The above-noted statement has been deleted. The sections noted above have been moved to page 14 of the prospectus after "Fees and Expenses."


Prospectus Summary

13. Comment: Please limit your summary to a concise description of the material characteristics of the pool and the material terms of your offering.

    Response: Agreed. The summary has been revised accordingly.

The Fund, page 1

14. Comment: Please disclose the dates the pool and the Master Fund were organized. It is not clear why this information is not available.

    Response: Agreed. The Master Fund and the Fund were both organized on December 7, 2005. This information has been added on page 1 of the prospectus.

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 7

Investment Objectives, page 2

15. Comment: Please revise to separately quantify the portion of your proceeds that will be used to purchase (1) commodities pursuant to Gresham's Tangible Asset Program; (2) options pursuant to your "Option Strategy"; and (3) debt instruments.


    Response: Agreed. The requested information has been added on pages 25 and 26 of the prospectus.


Break-even Threshold, page 9

16. Comment: We note your statement that the Break-even point is based on the "Master Fund's initial minimum size." Please advise us as to the meaning of this statement. The offering itself is a firm commitment underwritten offering, not a minimum/maximum continuous offering. Please advise. This comment also applies to your disclosure on page 10 of the "Maximum Amount Offered" in this offering.

    Response: The above-noted statement has been deleted. The break-even analysis has been revised to reflect that the table is based on an estimate of $250 million offering size. Since the offering is a firm commitment underwriting, the actual size of the Fund will not be known until the initial offering has closed.

Break-even Analysis, page 11

17. Comment: Please clarify why you have included two separate columns for your break-even table in light of the fact that the offering is a firm commitment underwritten offering. In addition, please revise the table to include the selling commissions or underwriting commissions that will be paid to the underwriters in connection with this offering or tell us why you do not believe this information is required.

    Response: The table has been significantly revised in response to the staff's comment and to incorporate additional information.

18. Comment: By footnote, please disclose what fees are included under "Offering and Organizational Expenses" and "Operating Expenses"

    Response: Agreed. The necessary footnote information has been included in the table.

Risk Factors, page 15

19. Comment: Some of your risk factors fail to specifically state the risk that may flow from the facts and circumstances you describe. For example, but not limited to, under Fund performance may be hindered by increased competition for positions on page 15 you fail to state the risk that will result from increased competition. Also, see Gresham historic performance

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 8

record on page 15. Please review and revise your risk factors to include a discussion of how these risks affect Nuveen or the securities being offered.

    Response: Agreed. The risks identified in this comment and other risks have been revised to more specifically state the risk described.

20. Comment: Please review your risk factor subheadings to ensure they reflect the risk you describe in the text. Some of your subheadings merely state facts about your business. For example, The Master Fund will rely heavily on key personnel at Gresham to manage the master Fund's commodity interest on page 18. Also, see, but not limited to:

    .  Shareholders have limited voting rights..., page 18;
    . The Master Fund pays fees and expenses regardless of profitability, page 19; and
    . You will not be able to review the Fund's holdings on a daily basis, page 19.

Please review and revise subheadings to succinctly state the risks that will result from the facts or circumstances you discuss.

    Response: Agreed. Several of the "Risk Factors" subheadings, including but not limited to those identified in this comment, have been revised in response to this comment.

21. Comment: Please discuss only risks that are material to you. Your risk factors section should not describe any possible risk to the company, no matter how remote. For example, under Regulatory changes could restrict the master Fund's Operation's, page 20, you discuss the risk of a disruption on operations. Please describe, in a manner specific to the company and its planned operations, how you would be at risk different from other similar companies. Please review all of your risk factors and if necessary, revise or delete them with this comment in mind.

    Response: Agreed. Certain risk factors have been deleted, and others revised, in response to this comment.

22. Comment: Please revise to include a risk that discusses the possibility of conflicts of interest. In this regard, we note your disclosure on page 30.


    Response: Agreed. A risk factor discussing conflicts of interest has been added on page 20.


Commodity Investment Strategy Risks, page 15


Investments in commodity interests are volatile and may result in losses, page
15


23. Comment: Please discuss what makes the investment volatile, including the use of leverage and the general nature of the futures markets. As part of this, please discuss the fact that

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 9

trading in the commodities markets is a "zero-sum game" which is not the case with trading equity securities.


    Response: For the staff's information, the Fund does not presently intend to use leverage in the sense that the Fund's long commodity positions will not exceed the value of its net assets. The Fund does not intend to carry "short" positions (i.e., the call options that the Fund writes will be covered) whereby the portfolio exposure could exceed the Fund's net assets. The Fund does not believe that the "zero-sum game" disclosure is meaningful to investors because the potential for loss has been disclosed and the significant fact to emphasize to investors is the volatility itself. Moreover, based on historical returns from long-only, broad-based commodity investments (in contrast to "commodity trading"), the Fund believes that it might be misleading to characterize a long-only commodity investment program as a "zero-sum game."


Swap contracts and other contracts traded on a principal basis are subject to counterparty credit risks, page 15

24. Comment: In order to give depth to your disclosure, please revise to quantify the percentage of assets that you intend to invest in swap contracts and other instruments that are not cleared by an exchange or clearinghouse.


    Response: The Master Fund does not intend to invest in swap contracts and the disclosure has been revised on page 20 and throughout the document accordingly. As a result, the risk discussed above has been deleted. In addition, the Master Fund will not invest more than 5% of its assets in other instruments that are not cleared by an exchange or clearinghouse (virtually all of which will be OTC put options on a group of commodities or commodity indices (such as the DJ/AIG or the GSCI) in order to closely resemble the price movements of the TAP/SM/ positions). The following language has been added on page 20 and throughout the document as necessary:


    The Master Fund does not expect that more than 5% of the Master Fund's net assets will be used to purchase OTC commodity put options, although the value of the commodities underlying these OTC commodity put options may represent up to 100% of the notional value of the Master Fund's commodity investments.

Risk that the Fund's Shares will trade at a Discount to Net Asset Value, page 17

There is a risk that the Fund's Shares may trade at prices other than the Fund's net asset value per unit, page 17

25. Comment: Please expand this risk factor to describe in more detail why you believe the trading prices of your shares will fluctuate in accordance with NAV and the risk to investors if your NAV does not correlate to the market price.

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 10

    Response: Agreed. The following language replaces the current disclosure:

    The net asset value of each share will change as fluctuations occur in the market value of the Master Fund's portfolio. Investors should be aware that the public trading price of a share may be different from the net asset value of a share. The price difference may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for shares is closely related to, but not identical to, the same forces influencing the prices of the commodity contracts and other instruments held by the Master Fund at any point in time.

Commodity Subadvisor Risks page 17

Speculative position and trading limits may reduce profitability page 18

26. Comment: Mitigating language is not appropriate in the discussion of a risk factor. Please remove the third sentence under this subheading

    Response: Agreed. Mitigating language has been deleted as noted in your comment and elsewhere as appropriate.

Fund performance may be hindered by increased competition for positions, page 18

27. Comment: Please expand this risk factor to note that increased competition also tends to lead to more severe price swings since more market participants hold larger positions than in the past which makes it difficult to liquidate such positions.

    Response: Agreed. The existing risk factor has been deleted and the following language has been added on page 18:

    Increased competition could reduce the profitability of the commodity subadvisor. The commodity subadvisor believes that there has been, over time, an increase in interest in commodity investing. As the capital under management on the same general principles increases, an increasing number of traders may attempt to initiate or liquidate substantial positions at or about the same time as the commodity subadvisor, or otherwise alter historical trading patterns or affect the execution of trades, to the detriment of the Fund.

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 11

An investment in the Fund may not necessarily diversify an investor's overall portfolio, page 19

28. Comment: Please clarify whether the investment performance of commodity interests has generally been non-correlated or negatively correlated to equity and debt securities. Non-correlated and negative correlation have significantly different meanings. Please provide us with support for your contention that commodity interests have historically been negatively correlated to equity and debt securities.

    Response: Agreed. In addition, supporting documentation relating to a low negative correlation between the investment performance of commodity investments and other asset classes such as equity securities and debt securities is attached as Exhibit A to this letter.

Risk of Investing in Non-U.S. Markets, page 19

Investing in Non-U.S. markets would expose the Master Fund to additional credit and regulatory risk, page 19

29. Comment: In order to give depth to this risk, please quantify the portion of your assets that you intend to invest through foreign markets and exchanges.

    Response: Agreed. The following disclosure has been added on page 19:


    The Master Fund currently expects that up to 30% of its investments in commodity futures and forward contracts, options on commodity futures and forward contracts and OTC commodity put options may be invested in non-U.S. markets.


Operating Risks, page 20

Shareholders' liability may not be limited in certain circumstances...page 20

30. Comment: Please delete the words "although unlikely" in the second sentence under this heading as mitigating language is not appropriate in the risk factor section. Provide similar revisions to the third sentence in the second paragraph beginning with "although."


    Response: Agreed. The requested changes have been made, and the above-noted disclosure has been moved to page 51 under "Declaration of Trust and LLC Agreement."

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 12

The Master Fund pays fees and expenses regardless of profitability, page 21

31. Comment: Please quantify the fees that the Master Fund must pay.

    Response: Agreed. The risk noted above has been revised and the following language has been added:


    Those fees and expenses include asset-based management fees of up to 1.25% per year and brokerage fees and operating expenses expected to be approximately 0.59% per year. Assuming underwriting discounts and commissions of 4.5%, the Master Fund will have to generate profits, exclusive of interest income, of 2.44% per year during its first year of operations in order for an investor in this offering to break even for the year. Consequently, the expenses of the Master Fund could, over time, result in significant losses to your investment therein. You may not achieve profits, significant or otherwise.


The Master Fund's Investments, page 23

32. Comment: Please disclose any provisions in the Declaration of Trust and LLC Agreement or otherwise that would limit the fund's ability to invest in products other than the ones you have identified, use leverage, or borrowings in its investment strategy. Disclose whether there are any limits on the Manager's ability to change the fund's investment strategy.


    Response: Agreed. The following disclosure has been added as the first paragraph on page 23 under "The Master Fund's Investments."


    There are no provisions in the Fund's Declaration of Trust or the Master Fund's LLC Agreement or otherwise that limit the ability of the Master Fund to change its investment strategy (including the types of products in which the Master Fund may invest). The Fund has no present intent to use leverage or borrowings.

33. Comment: Please clarify whether investment policies disclosed on pages 22-24 refer to the policies that Gresham, as your CTA, will follow in connection with its TAP Program, or whether they refer to additional investments in commodity interests that the pool may make in addition to its investment in the TAP Program. Your disclosure appears to indicate that these investments will be made directly by the Master Fund which would imply that they are separate from the investment in the TAP Program. If so, please indicate the portion of your portfolio that will be comprised of these discretionary trades.

    Response: Agreed. The disclosure has been revised to clarify that the Master Fund will not make investments outside of TAP/SM/ and the integrated investment strategy.

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 13

Management of the Fund and the Master Fund, page 26

34. Comment: We note that John P. Amboian is the President of the Manager and Director and Principal Executive Officer of the Trustee. Please revise to indicate the amount of time Mr. Amboian will serve in each capacity. In addition, in light of the fact that he serves as an executive of the Manager and Trustee, how the Trustee is considered to be unaffiliated with the Manager.

    Response: Wilmington Trust Company, a Delaware trust company, will serve as the Delaware trustee of Fund. Mr. Amboian will not serve in that capacity and the document has been revised accordingly.

35. Comment: For each of the named executives listed in this section of the prospectus, please include all information required by Item 401 of Regulation S-K. For example, please revise to include:

    .  Business experience for Mr. Zimmerman during the last 5 years;
    . Additional disclosure regarding what a "family office" is as noted in Mr. Spencer's biographical information;
    . Whether Mr. Hepworth remains an executive of Falconwood and, if so, his position with Falconwood;
    .  Mr. Stenwall's position with NAM; and,
    .  The ages for all individuals listed in this section.

    Response: Agreed. The requested information has been included in the prospectus.

Gresham Investment Philosophy and Process, page 29

36. Comment: Please disclose the number of trading programs administered by Gresham Investment. If none, state so.


    Response: Agreed. Gresham administers two trading programs: (i) TAP/SM/; and (ii) TAP/SM/ and the integrated investment strategy. The prospectus has been revised accordingly.


37. Comment: Please revise to further describe Gresham's TAP Program. Specifically, include information regarding what the description "rules-based" is meant to represent, whether the trading program is technical or fundamental in nature and whether the program requires the existence of price trends in order to be successful. In addition, where you discuss the concept of "backwardation," please discuss how your program is able to determine that backwardation is occurring and how frequently this occurs.

    Response: Agreed. The requested information has been included in the prospectus.

38. Comment: Please disclose the duration of your agreement with Gresham and any material terms in the agreement regarding the ability of Gresham or you to terminate the agreement. In

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 14

addition, please disclose what criteria the Manager will use if it selects additional CTAs or replaces Gresham.

    Response: Agreed. The following language has been added on page 32 as the final paragraph before the subheading "Regulatory and Litigation":


    Unless earlier terminated, the manager's agreement with each of the subadvisors will remain in effect for two years from the commencement of the Master Fund's investment operations, and are renewable for periods of up to two years. The agreements may be terminated at any time, without penalty, by either the manager or a subadvisor upon 60 days written notice. If the manager determines in the best interests of shareholders to select additional CTAs or to replace a subadvisor, the manager will consider certain information with respect to each new CTA, including the following:


    . general information including the identity of its affiliates and key personnel;

    .  investment strategy and risk management principles of the CTA;

    .  the CTA's financial condition;

    .  relevant performance history and the quality of services provided;

    .  fees and expenses; and

    .  capacity to take on new business.

39. Comment: In light of the fact that you anticipate that your securities will be traded on a national securities exchange, please disclose whether and to what extent there will be any transparency regarding your holdings at any given time. If there will be no real-time transparency, please disclose this.

    Response: As noted in "Reports to Shareholders", the manager will furnish Fund shareholders with annual reports as required by the rules and regulations of the SEC as well as those reports required by the CFTC and NFA. In addition, each month the manager will post on its website such information relating to the Fund's shares as required by the CFTC and, on a voluntary basis, each quarter (and perhaps more frequently) will disclose underlying Master Fund holdings. The following sentence under "Reports to Shareholders" on page 14 has been revised as follows (new text is underlined):

    In addition, each month the manager will post on its website
    (http://www.nuveen.com) (which is also the Fund's website) such information relating to the Fund's shares as the CFTC and the NFA may require to be given to participants in commodity pools (like the Fund) and quarterly (and perhaps more frequently) will post underlying Master Fund holdings.

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 15

Option Strategy, page 27

40. Comment: We note your strategy is based on "normal market circumstances." Please revise to indicate what constitutes "normal market circumstances" and examples of abnormal market circumstances and how you would respond to these circumstances.

    Response: On page 27 and throughout the document, we have removed references to "normal market circumstances." In addition, the following language was added on page 27 as the final sentence of the first paragraph under the subheading "The Manager":

    If the manager determines that it is in the best interests of Fund shareholders to do so based on existing market conditions or otherwise, the manager may change, or temporarily deviate from, the Master Fund's investment strategy and the manner in which the strategy is implemented.

Management Fees, page 32

41. Comment: Please disclose when the fees are calculated.

    Response: Agreed. The first sentence under "Management Fees" on page 32 has been revised as follows (new text is underlined):

    The Master Fund has agreed to pay an annual fee based on its average daily assets, as calculated daily, for the services and facilities provided by the manager, payable on a monthly basis, according to the following schedule:

Gresham Performance Record, page 33

42. Comment: Please disclose whether and to what extent Nuveen Asset Management has any experience similar to what it will be conducting as the "Collateral Subadvisor."

    Response: Agreed. The following disclosure relating to the collateral subadvisor's experience has been added at the end of the final paragraph under "Background and Personnel" on page 31:

    Effective January 1, 2005, Nuveen Advisory Corp. and Nuveen Institutional Advisory Corp. (prior thereto, each a separate investment advisory subsidiary of Nuveen Investments) were reorganized into Nuveen Asset Management. The collateral subadvisor and its predecessors have been providing investment advice to mutual funds, closed-end funds and/or other institutional and retail clients since 1976. As of December 31, 2005, the collateral subadvisor had approximately $61 billion in assets under management. The collateral subadvisor is comprised of two seasoned investment teams: a Chicago-based municipal fixed income team and a

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 16

    Los Angeles-based taxable fixed income team. The taxable fixed income team has worked together since 2000 (including time at other firms) with senior professionals averaging over 17 years of investment experience. The team has diverse and extensive experience in credit research, economic analysis, financial engineering and risk management. The collateral subadvisor's taxable fixed income team manages assets in several different strategies including multistrategy short-term, multistrategy core plus, high yield, emerging markets debt, and alpha transport. The Master Fund's collateral will be invested in short duration investment grade debt instruments, including obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities; corporate obligations; and asset-backed securities. Such instruments are common investments for the collateral subadvisor in several of its investment strategies.

43. Comment: Please include the current NAV for the trading program as well as definitions of the terms "drawdown," "peak-to-valley drawdown," and "notional assets."

    Response: Agreed. The requested information has been included in the prospectus.

Conflict of Interests, page 36

44. Comment: We note that there are no formal resolutions of conflicts procedures. We also note that there are present and potential future conflicts of interests in the Fund's structure and operation. As such, please revise to indicate how you intend to resolve these conflicts.

    Response: See response to Comment 47 below.

45. Comment: Please refrain from using terms such as "theoretically," "occasionally," and "from time to time" to discuss when and whether conflicts of interest may occur. We note that you have no operating history to use a basis for these determinations, and these terms tend to mitigate the risk posed by the conflicts presented.

    Response: Agreed. Those terms have been removed.

Conflicts Relating to the Commodity Subadvisor, page 36

46. Comment: Please revise to briefly describe the legal restrictions on the combined size of specific commodity interests positions that may be taken for all accounts managed by the commodity subadvisor.

    Response: Agreed. The requested information has been added on page 36 under "Conflicts Relating to the Commodity Subadvisor."

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 17

47. Comment: Please disclose information pertaining to the "allocation methodology" referred to on page 15 that the Subadvisor must use if it is simultaneously effecting transactions of the same commodity interest for two or more customers.


    Response: Agreed. When orders are combined, and it is not possible to receive the same execution price, the commodity subadvisor utilizes average pricing when allocating executed orders among accounts where possible. The effect of the average price may operate on some occasions to the disadvantage of the Master Fund. Where it is not possible to use average pricing, the commodity subadvisor will allocate executed orders in accordance with a systematic methodology that is designed to assure equitable treatment of all accounts over time. The effect of using this methodology may operate on some occasions to the disadvantage of the Master Fund. Appropriate language has been added on page 37.


Conflicts Relating to the Manager and the Commodity Subadvisor, page 37

48. Comment: Where you discuss the ability of principals and other affiliates of the pool to invest for their own accounts, please clarify whether you are referring to investments in the pool or investments in futures contracts and other commodity interests that the Master Fund will make. If it's the former, please advise us as to how you intend to ensure that insiders who have access to information regarding specific trades made by the Master Fund which will not be available to the market will not trade on this information.

    Response: Agreed. Additional disclosure has been added on page 37.

No Formal Resolution of Conflicts Procedures, page 31

49. Comment: Please remove the final two sentences under this heading. The prospectus should contain a discussion of the known material risk factors that investors face. With respect to the last sentence, if you choose to encourage investors to consult their own legal or tax professionals, please revise to indicate this.

    Response: Agreed. The above-noted risk has been deleted.

Investment Policies of the Master Fund, page 39

50. Comment: We note that the Master Fund will invest only in commodity interests that are traded in sufficient volume to permit ease of taking and liquidating positions. Please revise to describe the criteria the Manager will use to determine if a commodity interest has sufficient volume.

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 18

    Response: Agreed. The following sentence has been added on page 39 at the end of the paragraph under "Liquidity":

    Sufficient volume includes only those futures and forward contracts that trade at least 200,000 contracts per year and that are in the top three of their respective commodity groups by a measure that includes trading volume.

Leverage, page 39

51. Comment: Please revise to clarify whether there are any limitations on the amount you may employ.

    Response: Agreed. The following sentence has been added as the first sentence under "Leverage":


    Although the Master Fund has no current intention to utilize leverage (and subject to the specified limitation noted below), the Master Fund may utilize leverage through the issuance of its preferred units and/or borrowings. The Master Fund (and the Fund) may not utilize leverage in an amount exceeding 33% of the Master Fund's capital after such leverage.


Description of Funds Shares and The Master Fund Units, page 40

Transfer Agent and Registrar, page 41

52. Comment: Please disclose the fees to be paid to the transfer agent. In this regard, we note that you will be responsible for the fees charged by the transfer agent.

    Response: Agreed. The Master Fund will be responsible for the Fund's transfer agency fees in the estimated amount of 0.04% of the Master Fund's total assets per year. This information has been included on page 41 under "-Transfer Agent and Registrar." The transfer agency fees are included in "Operating Expenses" in the break-even table.

Distributions, page 41

53. Comment: Please revise to indicate whether there are any restrictions that may prevent the Master Fund from making distributions to the Fund or the Fund making distributions to the Shareholders. In addition, please provide examples of when the Master Fund and the pool may not make distributions.

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 19

    Response: Agreed. The following sentence has been added as the final sentence in the paragraph before "Net Asset Value":

    The Master Fund will make distributions to the Fund (and the Fund will in turn make distributions to its shareholders) so long as the fair value of the Master Fund's assets generally exceed its liabilities.

54. Comment: Please clarify your statement that, "Over time, the Master Fund and the Fund will distribute all of their net earnings." If this refers to the distribution policies that will be followed by the Master Fund and the pool at a later date, please expand your disclosure to indicate at what point in time this would occur and what circumstances could cause the Master Fund and the pool not to distribute all of their net earnings.

    Response: The above-noted sentence has been deleted. Additional disclosure has been added to clarify the terms of the Fund's distribution policy.

Net Asset Value, page 42

55. Comment: Please clarify why you believe that prices reported at the beginning and end of trading day should be used "for informational purposes." Since any exchange trading of your units that will occur will not be made with the benefit of knowing the pool's investment portfolio at any given time, please explain the import of these trades to investors.

    Response: In response to your comment, the second, third and fourth paragraphs under "Net Asset Value" have been deleted.

56. Comment: We refer to your disclosure of an "approximate value" of the pool's shares that may not be calculated in the same manner as the NAV. Please disclose the following with respect to the "approximate value:"

    .  Who will calculate the "approximate value;"
    .  Where this value may be accessed by investors;
    .  How often the value will be updated during the trading day;
    . What investments will be excluded in determining the value (i.e. non-exchange traded forward contracts, swaps, etc.).; and,
    . Whether this value will include any purchases of futures contracts during the trading day or whether it only reflects the current prices of interests held as of close of business of the previous trading day.

    Response: In response to your comment, the second, third and fourth paragraphs under "Net Asset Value" have been deleted.

57. Comment: We note that NAV per Master Fund Unit is computed by dividing the value of all assets of the Master Fund by the total number of Master Funds Units Outstanding. Please revise

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 20

to briefly describe the guidelines that the commodity subadvisor will use to value put options, swap contracts and other off-exchange commodity interests.

    Response: The last two sentences of the current third paragraph under "Net Asset Value" has been revised as follows (new text is underlined):


    In such circumstances, THE MASTER FUND WILL USE AN INDEPENDENT PRICING SERVICE TO VALUE SUCH INVESTMENTS. The commodity subadvisor will REVIEW THE VALUES AS DETERMINED BY THE INDEPENDENT PRICING SERVICE AND DISCUSS THOSE VALUATIONS WITH THE PRICING SERVICE IF APPROPRIATE BASED on pricing oversight guidelines established by the MANAGER THAT IT BELIEVES ARE consistent with industry standards.


Use of Proceeds, page 43

58. Comment: Please revise to include organization and offering expenses and underwriting commissions to be paid.

    Response: Agreed. The requested information has been added on page 43.

Underwriters, page 44

59. Comment: Please identify all underwriters known to you that will participate in the initial offering as of the time of effectiveness of this registration statement. In this regard, we note your disclosure on the cover page of the prospectus that Nuveen Investments LLC will serve as an underwriter.


    Response: Agreed. The manager is currently in discussions with potential lead underwriters for the Fund. As a result, the requested information will be included in the registration statement as soon as it is available.


60. Comment: Please revise to identify the underwriters that may engage in electronic distribution of your prospectus. Also, please advise us how your procedures for the electronic distribution of your prospectus comply with
Section 5 of the Securities Act. In particular, please provide your analysis of how you or the underwriters will provide investors with a prospectus that satisfies the prospectus delivery requirements. In addition, please describe the following to us in more detail:

    .  The communications used;
    . The manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
    .  The funding of an account and payment of the purchase price.

Your analysis should address the communications made during the pre-effective and post-effective periods. If the underwriters' procedures for electronic distribution have already

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 21

been approved by the staff, please confirm that the procedures have not changed since the time of our approval.


    Response: As noted above, the manager is currently in discussion with potential lead underwriters for the Fund. The requested information will be provided to the staff as soon as it is available.


61. Comment: Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with any written agreement. Provide us also with copies of all information concerning your company or prospectus that appeared on their website. If you subsequently enter into any such agreements, promptly supplement your response.


    Response: As noted above, the manager is currently in discussion with potential lead underwriters for the Fund. The requested information will be provided to the staff as soon as it is available.


62. Comment: Please provide us with a draft underwriting agreement when available.


    Response: As noted above, the manager is currently in discussion with potential lead underwriters for the Fund. A draft underwriting agreement will be provided to the staff as soon as it is available.


63. Comment: We note your reference to the lockup agreement you have among the Fund, the Master Fun[d] and the Subadvisors. Please disclose whether they intend to participate in the offering and, if so, whether they will purchase shares at the offering price or at a discount.


    Response: Agreed. Neither the Fund, the Master Fund nor the subadvisors will purchase shares of the Fund in the initial public offering. Thereafter, shares may only be purchased in the secondary market at market value. The requested information has been added on page 44.


64. Comment: We note that the underwriting agreement may be terminated in the event that "trading in the Fund's Shares shall have been suspended by the Securities and Exchange Commission." Since there is no trading market for your shares and will not be a market until after the registration statement is brought effective, please explain why this provision has been included.


    Response: Although the manager has not selected a lead underwriter for the Fund and does not have a draft underwriting agreement, the Fund expects the agreement to contain such a provision as it is a standard provision in underwriting agreements. It is expected that the Fund will enter into an underwriting agreement with such a provision on the date that the Fund's registration statement is declared effective by the Commission and that the Fund's shares will begin trading on the American Stock Exchange on the next business day. The closing of the offering is expected to occur approximately three business days after effectiveness of the registration statement so there will be a time period during which the common shares will trade prior to the closing of the offering. It is during this time period that the underwriting agreement may be terminated if "trading in the Fund's shares shall have been suspended by the SEC."

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 22

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 48

65. Comment: Please revise to discuss your liquidity on a short term and long term basis.

    Response: Agreed. The penultimate sentence of the first paragraph under "Liquidity and Capital Resources" has been revised as follows (new text is underlined):

    A significant portion of the Master Fund's net assets are expected to be held in debt instruments and instruments permitted by the CFTC for investment of customer segregated or secured amount funds by a futures commission merchant, substantially all of which will be highly liquid.

Credit Risk, page 49

66. Comment: In order to give depth to your disclosure, please revise to disclose the percentage of your assets that you intend to invest in off-exchange or over-the-counter commodity interests with a counterparty.


    Response: Agreed. As noted in comment 24, the following language has been added on page 20 and throughout the document:


    The Master Fund does not expect that more than 5% of the Master Fund's net assets will be used to purchase OTC commodity put options, although the value of the commodities underlying these OTC commodity put options may represent up to 100% of the notional value of the Master Fund's commodity investments.

Declaration of Trust and LLC Agreement, page 51

Withdrawal or Removal of the Manager, page 53

67. Comment: We note that holders of an unspecified percentage of shares may remove the Manager with or without cause. We also note that the Manager has no obligation to call a Special Meeting even if holders of an unspecified percentage of shares submit a written request for a Special Meeting. In light of this, please disclose the procedures that shareholders would have to comply with in order to remove the Manager.

    Response: The prospectus has been revised to state that the manager will call a shareholder meeting upon the written request of at least a majority of the shareholders.

Legal Opinion, page 57

68. Comment: Your statement under this heading that Bell, Boyd & Lloyd LLC will not give investors legal advice tends to qualify the legal opinion that counsel will be providing in

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 23

connection with this offering. In addition, this language may imply that investors cannot rely on either the legal or tax opinion. Please remove this qualifying language.

    Response: Agreed. The above noted language has been deleted.

Where you can find more information, page 83

69. Comment: Please revise to update the address of the SEC's public reference room to 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

    Response: Agreed.

70. Comment: Please revise to specifically identify the reports that you will file with the SEC and the reports that will be provided to shareholders pursuant to CFTC rules.

    Response: Agreed.

Part Two: Statement of Additional Information

71. Comment: Please include your financial statements in Part One of the registration statement.

    Response: Agreed. The financial statements, to be included in a subsequent filing, will be included in Part One of the registration statement.

Supplemental Performance Table, page 79

72. Comment: We refer to your statement that the "Table has been presented based upon the amount of funds that would have been committed to the trading program by a nonaffiliated client." In light of this, please tell us why you do not consider the supplemental performance table to constitute hypothetical performance data instead of extracted performance data.

    Response: Agreed. The supplemental performance tables are being prepared and the statements explaining them will be incorporated in a subsequent filing. We expect to have a number of performance tables that will show both pro forma adjustments to the commodity subadvisor's performance and hypothetical performance tables that will show adjustments to historical performance as it is affected by the integrated investment strategy.

73. Comment: We refer to number 9 under this heading where you state that the table will include annual management fees of 1 percent. Please advise us as to whether that will be consistent with the management fee to be paid in the proposed offering.

    Response: The table has been revised to reflect a 1.25% management fee (the highest expected management fee that may be charged by the manager).

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 24

Appendix A

74. Comment: Please include this information in Part One of the registration statement where you discuss the trading policies of Gresham and the Master Fund.

    Response: Agreed. The information contained in Appendix A has been moved to page 22 under "Overview of Commodity Investment Strategy and Integrated Investment Strategy."

Part II

75. Comment: Please explain why the Director and Principal Executive Officer of Nuveen Commodities Asset Management, LLC has signed this registration statement rather than Nuveen Commodities Income and Growth Master Fund LLC.


    Response: The signature page has been revised to reflect the signature of Mr. Amboian on behalf of the Fund and the Master Fund in his capacity as an officer of Nuveen Commodities Asset Management, LLC, the manager of the Master Fund, and pursuant to delegated authority from the current sole trustee of the Fund.


Item 16. Exhibits and Financial Statement Schedules

76. Comment: Please file the legal and tax opinions with the next amendment or provide drafts for us to review. We must review the opinions before we can declare your registration statement effective and we may have comments on the opinions.

    Response: Agreed. The opinions will be provided to the staff as soon as they are available.

Item 17. Undertakings

77. Comment: Please remove the undertakings found under (a) since these undertakings relate to continuous offerings subject to Rule 415. Alternatively, if such undertakings are included for use by an affiliate of the Fund in market-making transactions, please note this in the footnotes to the fee table and in the "Underwriting" section of the prospectus, or include alternate pages to the registration statement to be used as a "market-making prospectus." If you do intend to use this prospectus or an alternate prospectus for market-making activities, please note that the undertakings required under
Item 512(a) have been revised as of December 1, 2005.

    Response: Agreed.

                                   * * * * *

Mr. Owen Pinkerton
Securities and Exchange Commission
March 10, 2006
Page 25

    We believe that this information responds to all of your comments. If you should require additional information, please call me at 202.955.7040, Kevin McCarthy at 312.807.4341 or Don Weiss at 312.807.4303.

                                          Very truly yours,


                                          Stacy H. Winick


Enclosures
Copies (w/encl.) to   Gifford Zimmerman
                      Jessica Droeger
                      Walter Kelly
                      David Mitchell

                                                                      Exhibit A


                              Correlation Matrix
                         February 1991 - December 2005


                                        (1)  (2)  (3)   (4)   (5)  (6)  (7)
                                       ----- ---- ---- ----- ----- ---- ----
1) TAP/SM/ - Net of Fees                1.00
2) Lehman US Aggregate Bond Index      -0.00 1.00
3) S&P 500                              0.07 0.08 1.00
4) MSCI EAFE Index                      0.14 0.01 0.69  1.00
5) Citigroup 3-month T-bill            -0.03 0.15 0.09 -0.09  1.00
6) Dow AIG Commodity Index              0.89 0.01 0.09  0.23 -0.07 1.00
7) Goldman Sachs Commodity Index        0.88 0.06 0.00  0.12 -0.05 0.89 1.00



                              Correlation Matrix
                         January 1987 - December 2005


                                        (1)  (2)  (3)   (4)  (5)
                                       ----- ---- ---- ----- ----
1) TAP/SM/ - Net of Fees                1.00
2) Lehman US Aggregate Bond Index      -0.08 1.00
3) S&P 500                             -0.04 0.13 1.00
4) MSCI EAFE Index                      0.01 0.00 0.62  1.00
5) Citigroup 3-month T-bill             0.06 0.14 0.06 -0.06 1.00